

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2024

Paul Vassilakos
Chief Executive Officer
Eightco Holdings Inc.
101 Larry Holmes Drive, Suite 313
Easton, Pennsylvania 18042

> **Re: Eightco Holdings Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2023**
> **Filed April 2, 2024**
> **File No. 001-41033**

Dear Paul Vassilakos:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation